Filed Pursuant to Rule 424(b)(2)
Registration No. 333-212503

4,069,324 Shares

LSB INDUSTRIES, INC.

COMMON STOCK

This prospectus relates to the offer and sale by the selling stockholder identified in this prospectus of up to 4,069,324 shares of our common stock, par value $0.10 per share, issued upon the exercise of warrants to purchase our common stock, which warrants were issued to the selling stockholder in connection with a private placement completed on December 4, 2015, and which were exercised on May 19, 2016.

We are not selling any shares of our common stock and we will not receive any proceeds from the sale of the shares by the selling stockholder. We have agreed to pay certain registration expenses, other than underwriting discounts and commissions.

The selling stockholder may from time to time sell, transfer or otherwise dispose of any or all of their shares of common stock in a number of different ways and at varying prices. See “Plan of Distribution” for more information.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “LXU.” On October 10, 2016, the last sale price of our common stock as reported on the NYSE was $6.85 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 27, 2016

This prospectus is part of a registration statement that we have filed with the SEC pursuant to which the selling stockholder named herein may, from time to time, offer and sell or otherwise dispose of the shares of our common stock covered by this prospectus. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or shares of common stock are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find More Information” in this prospectus.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our shares of common stock other than the shares of our common stock covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, references in this prospectus to “LSB,” “the Company,” “we,” “our,” and “us” refer to LSB Industries, Inc., a Delaware corporation, and its consolidated subsidiaries.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, is not complete, and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto and other documents incorporated by reference in this prospectus before making an investment decision.

Overview

LSB manufactures and sells chemical products for the agricultural, mining, and industrial markets. The Company owns and operates facilities in Cherokee, Alabama, El Dorado, Arkansas and Pryor, Oklahoma, and operates a facility for Covestro LLC in Baytown, Texas. LSB’s products are sold through distributors and directly to end customers throughout the United States.

Recent Developments

On May 11, 2016, the Company, Consolidated Industries L.L.C., an Oklahoma limited liability company and a direct, wholly owned subsidiary of the Company (“Consolidated”), and The Climate Control Group, Inc., an Oklahoma corporation and a direct, wholly owned subsidiary of Consolidated and an indirect subsidiary of the Company (the “Climate Control Group”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with NIBE Industrier AB (publ), a Swedish corporation (“NIBE”), and NIBE Energy Systems Inc., a Delaware corporation and an indirect wholly owned subsidiary of NIBE (the “Purchaser”) to sell the Company’s Climate Control Business.

Under the terms of the Stock Purchase Agreement, the Company, through Consolidated, agreed to sell to the Purchaser all of the outstanding shares of stock of the Climate Control Group for a total of approximately $364,000,000, subject to closing and post-closing adjustments (the “Sale”).

The closing of the Sale occurred on July 1, 2016. The terms of the Sale are described in greater detail in our Current Reports on Form 8-K filed with the SEC on May 13, 2016 and July 8, 2016, which are incorporated by reference into this prospectus, including the unaudited pro forma financial statements of the Company giving effect to the foregoing transactions.

Corporate Information

Our common stock is listed on the New York Stock Exchange under the ticker symbol “LXU.” Our principal executive offices are located at 16 South Pennsylvania, Oklahoma City, Oklahoma 73107, and our telephone number is (405) 235-4546. Our website address is www.lsbindustries.com. Neither our website nor any information contained on our website is part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholder	4,069,324 shares of common stock held by the selling stockholder.

Common stock outstanding	27,911,540 shares (1).

Selling stockholder	LSB Funding LLC. See “Selling Stockholder” for further discussion.

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder in this offering. See “Use of Proceeds.”

Dividend policy	We have not paid cash dividends on our outstanding shares of common stock during the two most recent fiscal years but have paid cash dividends on our outstanding series of convertible preferred stock during this period. See discussion concerning dividends and restrictions in payment of dividends below under “Dividend Policy.”

Risk factors	Investing in our common stock involves risks. You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

NYSE ticker symbol	“LXU”

(1)	Excludes 3,369,145 shares held in treasury and includes 4,069,324 of the shares that the selling stockholder is offering pursuant to this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider each of the risk factors set forth in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q on file with the SEC, which are incorporated by reference into this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition, cash flows and results of operations. If that occurs, the trading price of our common stock could decline materially and you could lose all or part of your investment.

The risks included in this prospectus and the documents we have incorporated by reference into this prospectus are not the only risks we face. We may experience additional risks and uncertainties not currently known to us, or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Our Common Stock and this Offering

The trading price of our common stock may decline, and you may not be able to resell shares of our common stock at prices equal to or greater than the price you paid or at all.

The trading price of our common stock may decline for many reasons, some of which are beyond our control, including, among others:

•	our results of operations and financial condition;

•	changes in expectations as to our future results of operations and prospects, including financial estimates and projections by securities analysts and investors;

•	results of operations that vary from those expected by securities analysts and investors;

•	strategic actions by our competitors;

•	strategic decisions by us, our clients or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	changes in applicable laws and regulations;

•	changes in accounting principles;

•	announcements of claims against us by third parties;

•	future sales of our common stock by us, the selling stockholder, significant stockholders or our directors or executive officers;

•	the realization of any risks describes under this “Risk Factors” section or those incorporated by reference;

•	additions or departures of key management personnel;

•	changes in general market and economic conditions;

•	volatile and unpredictable developments, including man-made, weather-related and other natural disasters, catastrophes or terrorist attacks in the geographic regions in which we operate; and

•	increased competition, or the performance, or the perceived or anticipated performance, of our competitors.

In addition, the stock market in general, including recently, has experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our common stock, regardless of our actual operating performance. As a result, the trading price of our common stock may decline, and you may not be able to sell your shares at or above the price you pay to purchase them, or at all. Further, we could be the subject of securities class action litigation due to any such stock price volatility, which could divert management’s attention and adversely affect our results of operations.

Future sales of our common stock could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public or private offerings. We may also issue additional shares of common stock or convertible securities. As of September 30, 2016, we had 27,911,540 outstanding shares of common stock, excluding 3,369,145 shares held in treasury. This number includes 4,069,324 of the shares that the selling stockholder is offering pursuant to this prospectus, which may be resold immediately in the public market.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

There is an increased potential for short sales of our common stock due to the sales of shares issued upon exercise of warrants, which could materially affect the market price of the stock.

Downward pressure on the market price of our common stock that likely will result from sales of our common stock issued in connection with the exercise of warrants could encourage short sales of our common stock by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Such sales of our common stock could have a tendency to depress the price of the stock, which could increase the potential for short sales.

We may have to pay registration delay payments to the selling stockholder, which would increase our expenses and reduce our cash resources.

In connection with the private placement as described in “Private Placement of Common Stock Warrants,” we entered into a registration rights agreement. Under the terms of the registration rights agreement, subject to certain limited exceptions, if the registration statement of which this prospectus forms a part has not been declared effective within twelve months of December 4, 2015 or we otherwise fail to comply with certain provisions set forth in the registration rights agreement, we will be required to pay the selling stockholder 0.25% of the liquidated damages multiplier per 30-day period, that shall accrue daily, for the first 30 days following the last day of the twelve-month period, increasing by an additional 0.25% of the liquidated damages multiplier per 30-day period, that shall accrue daily, for each subsequent 30 days, up to a maximum of 1.00% of the liquidated damages multiplier per 30-day period. There can be no assurance that the registration statement of which this prospectus forms a part will be declared effective by the SEC or will remain effective for the time periods necessary to avoid payments. Any payment would increase our expenses and reduce our cash resources.

Because we currently have no plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We currently do not expect to pay any cash dividends on our common stock. Any future determination to pay cash dividends or other distributions on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operation results, capital requirements, and contractual, regulatory and other restrictions, including restrictions contained in the senior secured credit facility or agreements governing any existing and future outstanding indebtedness we or our subsidiaries may incur, on the payment of dividends by us or by our subsidiaries to us, and other factors that our board of directors deems relevant. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Our ability to raise capital in the future may be limited, which could make us unable to fund our capital requirements.

Our business and operations may consume resources faster than we anticipate, or we may require additional funds to pursue acquisition or expansion opportunities. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders may experience dilution. Our board is authorized to issue preferred stock which could have rights and preferences senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock, diluting their interest or being subject to rights and preferences senior to their own.

If securities analysts do not publish research or reports about our business or if they downgrade or provide negative outlook on our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade or provide negative outlook on our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts cease coverage of our business or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”) and Amended and Restated Bylaws, as amended (our “Bylaws”), may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

•	a classified board of directors with staggered three-year terms;

•	the ability of our board of directors to issue, and determine the rights, powers and preferences of, one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings; and

•	certain limitations on convening special stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

See “Description of Capital Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that we incorporate by reference in the prospectus contain statements that are considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements, including statements about industry trends and other matters that do not relate strictly to historical facts, are based on management’s expectations and assumptions, and are often identified by such forward-looking terminology as “expect,” “look,” “believe,” “anticipate,” “estimate,” “seek,” “may,” “trend,” “target,” and “goal” or similar statements or variations of such terms. Forward-looking statements may include, among other things, statements regarding:

•	projections of revenue, margins, expenses, earnings from operations, cash flows or other financial items;

•	plans, strategies and objectives of management for future operations, including statements relating to developments or performance of our products;

•	future economic conditions or performance;

•	the outcome of outstanding claims or legal proceedings;

•	assumptions underlying any of the foregoing;

•	any other statements that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future; and

•	statements described under the heading “Special Note Regarding Forward Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2015 (“Form 10-K”) and our Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2016 and June 30, 2016 (“Form 10-Qs”) filed with the SEC, each of which is hereby incorporated herein by reference.

Forward-looking statements are subject to various risks and uncertainties, which change over time, are based on management’s expectations and assumptions at the time the statements are made, and are not guarantees of future results. Our management’s expectations and assumptions, and the continued validity of the forward-looking statements, are subject to change due to a broad range of factors affecting the national and global economies, the financial markets, as well as factors specific to us and our subsidiaries, as discussed under the heading “Risk Factors” in our Form 10-K and Form 10-Qs and other filings with the SEC and incorporated into this prospectus by reference.

Actual outcomes and results may differ materially from what is expressed in our forward-looking statements and from our historical financial results due to the factors discussed above and elsewhere in this prospectus, including, without limitation, our Form 10-K and Form 10-Qs, or in our other SEC filings. Forward-looking statements should not be relied upon as representing our expectations or beliefs as of any time subsequent to the time this prospectus is filed with the SEC. Unless specifically required by law, we undertake no obligation to revise the forward-looking statements contained in this prospectus to reflect events after the time it is filed with the SEC. The factors discussed above are not intended to be a complete summary of all risks and uncertainties that may affect our businesses. Though we strive to monitor and mitigate risk, we cannot anticipate all potential economic, operational and financial developments that may adversely affect our operations and our financial results.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate us. Any of our investors should consider all risks and uncertainties disclosed in our SEC filings, described under the section entitled “Where You Can Find More Information,” all of which are accessible on the SEC’s website at http://www.sec.gov. We note that all website addresses given in this prospectus are for information only and are not intended to be an active link or to incorporate any website information into this document.

PRIVATE PLACEMENT OF COMMON STOCK WARRANTS

The following description is a summary and is qualified in its entirety by reference to the Securities Purchase Agreement, the Warrant Agreement, and the Registration Rights Agreement (all as defined below), which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

On December 4, 2015, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with LSB Funding LLC, a Delaware limited liability company (the “selling stockholder”), and Security Benefit Corporation, a Kansas corporation (the “Purchaser Guarantor”), pursuant to which the Company agreed to sell to the selling stockholder, in a private placement (the “Private Placement”) exempt from registration under the Securities Act, (i) $210,000,000 of Series E 14% cumulative, redeemable Class C preferred stock (the “Series E Preferred”), (ii) warrants to purchase 4,103,746 shares of common stock, par value $0.10, of the Company (the “common stock”), which was equal to 17.99% of the outstanding shares of common stock before the completion of the Private Placement (each a “Warrant” and collectively, the “Warrants”), and (iii) one share of Series F redeemable Class C preferred stock (the “Series F Preferred,” and together with the Series E Preferred and the Warrants, the “Securities”). The Private Placement closed on December 4, 2015 (the “Closing Date”).

In connection with the Securities Purchase Agreement, on December 4, 2015, we entered into the registration rights agreement (the “Registration Rights Agreement”) with the selling stockholder relating to the registered resale of the common stock issuable upon exercise of the Warrants and certain other common stock. Pursuant to the Registration Rights Agreement, the Company is required to file or cause to be filed a registration statement for such registered resale within nine months following the Closing Date and is required to use commercially reasonable efforts to cause the registration statement to become effective as soon as practicable thereafter. In certain circumstances, the Purchaser will have piggyback registration rights and rights to request an underwritten offering as described in the Registration Rights Agreement. The Purchaser will cease to have registration rights under the Registration Rights Agreement on the later of the tenth anniversary of the Closing Date and the date on which the Registrable Securities (as defined in the Registration Rights Agreement) covered by the Registration Statement (as defined in the Registration Rights Agreement) cease to be Registrable Securities.

Each Warrant affords the holder the opportunity to purchase one share of common stock at a warrant exercise price of $0.10. The Warrants expire on December 4, 2025.

The selling stockholder exercised the Warrants in full by means of an exercise notice dated May 19, 2016. The selling stockholder elected a cashless, or net, exercise as permitted in the Warrants. The selling stockholder was issued 4,069,324 shares of common stock.

Pursuant to the Securities Purchase Agreement and the Registration Rights Agreement, we are registering 4,069,324 shares of our common stock issued to the selling stockholder upon the exercise of the Warrants.

USE OF PROCEEDS

The shares of our common stock being offered by this prospectus are solely for the account of the selling stockholder. We will not receive any proceeds from the sale of these shares by the selling stockholder.

MARKET PRICE OF OUR COMMON STOCK

Our common stock trades publicly on the NYSE under the symbol “LXU”. On October 10, 2016, the last sale price of our common stock as reported on the NYSE was $6.85 per share.

The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the NYSE:

	High	Low
2014:
First quarter	$41.00	$31.22
Second quarter	$42.37	$35.77
Third quarter	$42.41	$35.63
Fourth quarter	$37.83	$28.91
2015:
First quarter	$42.91	$29.00
Second quarter	$47.33	$40.06
Third quarter	$41.74	$15.16
Fourth quarter	$18.23	$5.38
2016:
First quarter	$14.10	$3.68
Second quarter	$15.50	$7.73
Third quarter	$13.85	$7.66
Fourth quarter (through October 10, 2016)	$8.77	$6.65

DIVIDEND POLICY

We have not paid cash dividends on our outstanding common stock in many years, and we do not currently anticipate paying cash dividends on our outstanding common stock in the near future. However, our Board has not made a decision whether or not to pay such dividends on our common stock in 2016.

Dividends on the Series E Preferred are cumulative and payable semi-annually, commencing May 1, 2016, in arrears at the annual rate of 14% of the liquidation value of $1,000 per share. Each share of Series E Preferred is entitled to receive a semi-annual dividend, when approved by our Board, of $70.00 per share for the aggregate semi-annual dividend of $14.7 million. In addition, dividends in arrears at the dividend date, until paid, shall compound additional dividends at the annual rate of 14%. We also must declare a dividend on the Series E Preferred on a pro rata basis with our common stock. As long as the purchaser holds at least 10% of the Series E Preferred, we may not declare dividends on our common stock and other preferred stocks unless and until dividends have been declared and paid on the Series E Preferred for the then current dividend period in cash. As of March 31, 2016, the amount of accumulated dividends on the Series E Preferred was approximately $9.6 million.

During the first quarter of 2015, annual dividends totaling $300,000 were declared on our outstanding Series D 6% cumulative convertible Class C preferred stock (the “Series D Preferred”) and Series B 12% cumulative convertible Class C Preferred Stock (the “Series B Preferred”) and subsequently paid in 2015 using funds from our working capital. Dividends on the Series D Preferred and the B Preferred are payable annually, only when declared by our Board, as follows:

•	$0.06 per share on our outstanding non-redeemable Series D Preferred for an aggregate dividend of $60,000, and

•	$12.00 per share on our outstanding non-redeemable Series B Preferred for an aggregate dividend of $240,000.

As of March 31, 2016, the amount of accumulated dividends on the Series D Preferred and Series B Preferred totaled approximately $0.1 million. All shares of the Series D Preferred and Series B Preferred are owned by the Golsen Holders. There are no optional or mandatory redemption rights with respect to the Series B Preferred or Series D Preferred.

While we have no current plans to pay dividends on our common stock, we will continue to evaluate the cash generated by our business and we may decide to pay a dividend in the future. Any future determinations relating to our dividend policies and the declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our board of directors and, if we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

In addition, under Delaware law, we may declare and pay dividends on our capital stock either out of our surplus, as defined in the relevant Delaware statutes, or if there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If, however, our capital, computed in accordance with the relevant Delaware statutes, has been diminished by depreciation in the value of our property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, we are prohibited from declaring and paying out of such net profits any dividends upon any shares of our capital stock until the deficiency has been repaired.

SELLING STOCKHOLDER

This prospectus covers the public resale of the shares of common stock purchased in the private placement by the selling stockholder named below, which we refer to collectively herein as the Shares. The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the Shares owned by them, but makes no representation that any of the Shares will be offered for sale. The selling stockholder is not a director, officer or employee of ours or an affiliate of such person. There is not, and has not been within the past three years, any material relationship between the Company and any entities or natural persons who have control over the selling stockholder. On December 4, 2015, in connection with the private placement, the Company entered into the Board Representation and Standstill Agreement. Pursuant to the Board Representation and Standstill Agreement, the Company agreed to permit the selling stockholder to appoint three nominees to the board of directors of the Company (the “Board”), at least one of which will meet the New York Stock Exchange standards of independence. Until the Board Designation Termination Date (as defined in the Board Representation and Standstill Agreement), so long as the selling stockholder or its affiliates own the Series E Preferred or the Warrants, the selling stockholder will continue to be entitled to designate three directors. In the event of redemption in full of the Series E Preferred by the Company, the selling stockholder will be entitled to designate only two directors so long as the selling stockholder owns the Warrants or any shares of common stock issuable thereunder. However, the selling stockholder will be entitled to designate only one director nominee in the event the selling stockholder and its affiliates collectively cease to beneficially own at least 10% (but not greater than 24.99%) of the common stock issued pursuant to the Warrants (whether owned directly or as a right to acquire upon exercise of the Warrants). The selling stockholder’s rights to designate any directors will terminate when the selling stockholder and its affiliates collectively cease to beneficially own at least 10% of the common stock issued pursuant to the Warrants (whether owned directly or as a right to acquire upon exercise of the Warrants).

The table below presents information regarding the selling stockholder and the Shares that the selling stockholder may offer and sell from time to time under this prospectus.

The following table sets forth:

•	the name of the selling stockholder;

•	the number of Shares owned by the selling stockholder prior to the sale of the Shares covered by this prospectus;

•	the number of Shares that may be offered by the selling stockholder pursuant to this prospectus;

•	the number of Shares owned by the selling stockholder following the sale of any Shares covered by this prospectus; and

•	the percentage of common stock owned by the selling stockholder following the sale of any Shares covered by this prospectus.

All information with respect to common stock ownership of the selling stockholder has been furnished by or on behalf of the selling stockholder and is as of September 30, 2016. We believe, based on information supplied by the selling stockholder, that except as may otherwise be indicated in the footnotes to the table below, the selling stockholder has sole voting and dispositive power with respect to the common stock reported as beneficially owned by them. Because the selling stockholder identified in the table may sell some or all of the Shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the number of Shares available for resale hereby that will be held by the selling stockholder upon termination of this offering. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the common stock it holds in transactions exempt from the registration requirements of the Securities Act after the date on which the selling stockholder provided the information set forth on the table below. We have, therefore, assumed for the purposes of the following table, that the selling stockholder will sell all of the Shares beneficially owned by it that are covered by this prospectus, but will not sell any other shares of our common stock that it may presently own. The percent of beneficial ownership for the selling stockholder is based on 27,911,540 shares of our common stock, excluding 3,369,145 shares held in treasury, outstanding as of September 30, 2016. This number includes 4,069,324 of the shares that the selling stockholder is offering pursuant to this prospectus.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering(1)	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned After Offering	Percentage of Common Stock Owned After Offering
LSB Funding LLC(2)	4,069,324	4,069,324	0	0%

(1)	We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling stockholder named in the table above have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Represents 4,069,324 shares of common stock issued to LSB Funding LLC upon the cashless exercise of warrants.
(2)	The address of LSB Funding LLC is 350 Park Avenue, 14th Floor, New York, New York 10022. LSB Funding LLC owns one share of Series F Preferred Stock, which entitles LSB Funding LLC to a number of votes equal to 456,225 shares (the “Voting Shares”) of common stock, provided, that the number of votes that may be cast by the Series F Preferred Stock shall be automatically reduced by redemption or exchange of Series E Preferred for common stock or if all the Series E Preferred are redeemed or exchanged for common stock, cash or otherwise, such Voting Shares will be reduced to zero. As of September 30, 2016, the Series E Preferred has a participating right in dividends and liquidating distributions equal to 303,646 shares of common stock. Following the cashless exercise of the Warrants, LSB Funding LLC is entitled to 4,525,549 votes represented by 4,069,324 shares of common stock plus an additional 456,225 Voting Shares. LSB Funding LLC purchased the securities in the ordinary course of business, and at the time of the purchase of securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock and preferred stock that we may offer, in the case of our common stock, under this prospectus. It may not contain all the information that is important to you. For the complete terms of our common stock and preferred stock, please refer to our Certificate of Incorporation, and our Bylaws, which are incorporated by reference into the registration statement which includes this prospectus. The Delaware General Corporation Law may also affect the terms of these securities.

Authorized capital stock

Our authorized capital stock consists of

•	75,000,000 shares of common stock, $.10 par value per share;

•	250,000 shares of preferred stock, $100 par value per share (“Preferred Stock”); and

•	5,000,000 shares of Class C Preferred Stock, no par value (“Class C Preferred Stock”).

Common Stock

On September 30, 2016, 27,911,540 shares of our common stock were issued and outstanding, excluding 3,369,145 shares held in treasury. All outstanding shares of our common stock are duly authorized, fully paid and nonassessable.

Dividends. Subject to preferential dividend rights of any other class or series of stock, the holders of shares of our common stock are entitled to receive dividends, including dividends of our stock, if, as and when declared by our board of directors, subject to any limitations applicable by law and to the rights of the holders, if any, of our preferred stock.

Liquidation. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of our common stock will be entitled to share ratably in all assets that remain, subject to any rights that are granted to the holders of any class or series of preferred stock.

Voting Rights. For all matters submitted to a vote of stockholders, each holder of our common stock is entitled to one vote for each share registered in the holder’s name. Holders of our common stock vote together as a single class. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, a majority of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director.

Other Rights and Restrictions. Subject to the preferential rights of any other class or series of stock, all shares of our common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our common stock to transfer the holder’s shares of our common stock.

The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of our outstanding preferred stock and of any series of preferred stock which we may designate and issue in the future.

Listing. Our common stock is listed on the New York Stock Exchange under the symbol “LXU.”

Transfer Agent and Registrar. The transfer agent for our common stock is Computershare Limited.

Preferred Stock

Under our Certificate of Incorporation we have authority, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to 250,000 shares of Preferred Stock, and 5,000,000 shares of Class C Preferred Stock. Our board of directors has authorized 350,000 shares of Series A Junior Participating Class C Preferred (“Series A Preferred Stock”) for issuance under our stockholder rights plan. See “—Preferred Share Rights Plan” below.

The Preferred Stock and Class C Preferred Stock are issuable in one or more series, each with such designations, preferences, rights, qualifications, limitations and restrictions as our board of directors may determine in resolutions providing for their issuance. As of June 30, 2016, the following shares of Preferred Stock and Class C Preferred Stock are authorized:

•	20,000 shares of our Series B 12% cumulative, convertible preferred stock, $100 par value (“Series B Preferred”), of which 20,000 shares are issued and outstanding;

•	1,000,000 shares of our Series D 6% cumulative, convertible Class C preferred stock no par value (“Series D Preferred”), of which 1,000,000 shares are issued and outstanding;

•	210,000 shares of our Series E 14% cumulative, redeemable Class C preferred stock, no par value (“Series E Preferred”), of which 210,000 shares are issued and outstanding; and

•	1 share of our Series F redeemable Class C preferred stock, no par value (“Series F Preferred”), of which one share is issued and outstanding.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including loss of voting control to others.

As of June 30, 2016, we had outstanding the following series of Preferred Stock and Class C Preferred Stock:

Series B Preferred, par value $100. All of the Series B Preferred shares are owned by the Golsen Group (defined under “Preferred Share Rights Plan,” below). Each share of the Series B Preferred:

•	is entitled to receive cumulative cash dividends, when and as declared by our board of directors, at the annual rate of 12% of the par value of each outstanding share;

•	is entitled to one vote for each outstanding share on all matters submitted to a vote of shareholders and votes together with our common stock and each series of voting preferred stock as a single class or as otherwise required by law;

•	is convertible, at any time and at the option of the holder, into 33.3333 shares of our common stock, subject to adjustment under certain conditions; and

•	in the event of our liquidation, each outstanding share will be entitled to be paid its par value, plus accrued and unpaid dividends, before any payment is made to holders of our common stock, but will not be entitled to participate any further in our assets.

Series D Preferred, no par value. All outstanding shares of Series D Preferred are owned by the Golsen Group. Each outstanding share of Series D Preferred:

•	has a liquidation preference of $1.00 per share;

•	is to receive cumulative cash dividends, when and if declared by our board of directors, at the rate of 6% per annum of the liquidation preferences;

•	shall be entitled to .875 votes on all matters submitted to a vote of shareholders and vote together with our common stock and each series of voting preferred stock as a single class or as otherwise required by law;

•	shall have the right to convert four shares of Series D Preferred into one share of our common stock (equivalent to a conversion price of $4 per share of our common stock), subject to adjustment under certain conditions;

•	in the event of our liquidation, dissolution or winding up or any reduction in our capital resulting from any distribution of assets to our shareholders, shall receive the sum $1.00, plus all accrued and unpaid dividends, before any amount is paid to holders of our common stock; and

•	there shall be no mandatory or optional redemption of these shares.

Series E Preferred, no par value. All of the Series E Preferred shares are owned by LSB Funding LLC. Each share of the Series E Preferred:

•	is entitled to receive dividends that are cumulative and payable semi-annually, commencing May 1, 2016, in arrears at the annual rate of 14% of the liquidation value of $1,000 per share. Each share of Series E Preferred is entitled to receive a semi-annual dividend, only when declared by our board of directors, of $70.00 per share for the aggregate semi-annual dividend of $14.7 million. In addition, dividends in arrears at the dividend date, until paid, shall compound additional dividends at the annual rate of 14%. We also must declare a dividend on the Series E Preferred on a pro rata basis with our common stock. As long as LSB Funding LLC holds at least 10% of the Series E Preferred, we may not declare dividends on our common stock and other preferred stocks unless and until dividends have been declared and paid on the Series E Preferred for the then current dividend period in cash.

•	Generally, the holders of the Series E Preferred will not have any voting rights or powers, and consent of holders of Series E Preferred will not be required for taking of any action by LSB.

•	At any time on or after August 2, 2019, each Series E Holder has the right to elect to have such holder’s shares redeemed by LSB at a redemption price per share equal to the Liquidation Preference of such share as of the redemption date. The Series E Preferred has a liquidation preference per share of $1,000 plus accrued and unpaid dividends plus the participation rights value (the “Liquidation Preference”). Additionally, LSB, at its option, may redeem the Series E Preferred at any time at a redemption price per share equal to the Liquidation Preference of such share as of the redemption date. Lastly, with receipt of (i) prior consent of the electing Series E holder or a majority of shares of Series E Preferred and (ii) all other required approvals, including under any principal U.S. securities exchange on which our common stock is then listed for trading, LSB can redeem the Series E Preferred by the issuance of shares of common stock having an aggregate common stock price equal to the amount of the aggregate Liquidation Preference of such shares being redeemed in shares of common stock in lieu of cash at the redemption date.

•	In the event of liquidation, the Series E Preferred is entitled to receive its Liquidation Preference before any such distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other Junior Stock (as defined below). In the event of a change of control, we must make an offer to purchase all of the shares of Series E Preferred outstanding.

•	With respect to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up of LSB, whether voluntary or involuntary, all shares of Series E Preferred shall rank (i) senior to the common stock, the Series B Preferred, the Series D Preferred, the Series 4 Junior Participating Class C Preferred Stock and any other class or series of stock of LSB (other than Series E Preferred) that ranks junior to the Series E Preferred either or both as to the payment of dividends and/or as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation (the “Junior Stock”), (ii) on a parity with the other shares of Series E Preferred and any other class or series of stock of LSB (other than Series E Preferred) created after the date of the Certificate of Designations setting forth the rights, preferences, privileges and restrictions applicable to the Series E Preferred, as filed with the Secretary of State of the State of Delaware (the “Series E COD”) (that specifically ranks pari passu to the Series E Preferred) and (iii) junior to any other class or series of stock of LSB created after the date of the Series E COD that specifically ranks senior to the Series E Preferred.

Series F Preferred, no par value. All of the Series F Preferred shares are owned by LSB Funding LLC. The share of the Series F Preferred:

•	No dividends shall be payable in respect of the Series F Preferred.

•	The Series F Preferred has voting rights (the “Series F Voting Rights”) to vote as a single class on all matters which the common stock have the right to vote and was initially entitled to a number of votes equal to 4,559,971 shares of common stock; provided however, the number of votes that may be cast by the Series F Preferred will be reduced automatically upon the occurrence of certain events. Because of the occurrence of one of these events, the Series F Preferred currently has voting rights equal to 456,225 shares of common stock.

•	The Series F Preferred will be automatically redeemed by LSB, in whole and not in part, for $0.01 immediately following the date upon which the Series F Voting Rights have been reduced to zero.

•	In the event of liquidation, the Series F Preferred is entitled to receive its liquidation preference of $100 before any such distribution of assets or proceeds is made to or set aside for the holders of common stock and any other stock junior to the Series F Preferred.

•	With respect to the distribution of assets upon liquidation, dissolution or winding up of LSB, whether voluntary or involuntary, the Series F Preferred ranks (i) senior to the common stock and (ii) junior to Series B Preferred, Series D Preferred, Series 4 Junior Participating Class C Preferred Stock, Series E Preferred and any other class or series of stock of LSB after the date of the Certificate of Designations setting forth the rights, preferences, privileges and restrictions applicable to the Series F Preferred, as filed with the Secretary of State of the State of Delaware that specifically ranks senior to the Series F Preferred.

Pursuant to our Certificate of Incorporation we are authorized to issue “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power or rights of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of the common stock.

The summaries above of selected provisions of our common stock and preferred stock are qualified entirely by the provisions of our Certificate of Incorporation, our Bylaws and our debt agreements, all of which are included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read our Certificate of Incorporation, our Bylaws and our debt agreements. To the extent that any particular provision described in a prospectus supplement differs from any of the provisions described in this prospectus, then the provisions described in this prospectus will be deemed to have been superseded by that prospectus supplement.

Preferred Share Rights Plan

We maintain a preferred share rights plan, which is governed by a Renewed Rights Agreement, dated December 2, 2008, as amended on December 4, 2015, with UMB Bank, n.a., as Rights Agent (“Renewed Rights Agreement”). The Renewed Rights Agreement became effective on January 5, 2009. Pursuant to the Renewed Rights Agreement, our board of directors declared a dividend distribution of one Right for each outstanding share of our common stock to stockholders of record on January 5, 2009 (the “Record Date”). The Renewed Rights Agreement also contemplates the issuance of one Right for each share of common stock which is issued by us between the Record Date and the Distribution Date (as defined below) (or earlier redemption or termination of the Rights).

Each Right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Preferred Stock, at an initial purchase price of $47.75 per one-one hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description of the Rights is set forth in the Renewed Rights Agreement.

Until the earlier of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person” which excludes LSB Funding LLC and its Affiliates and Associates (as defined therein) in connection with the issuance of certain securities of the Company, and additional securities issuable as contemplated by the terms of those securities, to LSB Funding LLC in connection with the transactions contemplated by the Securities Purchase Agreement) have acquired beneficial ownership of 15% or more of our outstanding common stock (except pursuant to a Permitted Offer, as defined below, or by Excluded Persons, as defined below) or (b) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention (which intention remains in effect for five business days after the announcement) to make a tender or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person of 15% or more of our common stock, except pursuant to a Permitted Offer or by an Excluded Person (the earlier of such dates being called the “Distribution Date”), the Rights are not exercisable and are not transferable apart from our common stock. Under the Renewed Rights Plan, a person is also deemed to beneficially own shares of our common stock that are the subject of a derivative transaction entered into, or a derivative security acquired by, such person, which gives such person the economic equivalent of ownership. As soon as practicable after the Rights become exercisable, separate Rights certificates would be issued and the Rights would become transferable apart from our common stock. The Rights held by the person or group who triggers the Rights shall be null and void and are not exercisable.

The Rights will not become exercisable or non-redeemable based on the common stock held or beneficially owned by any of the following persons or entities (“Excluded Persons”):

•	LSB;

•	any of our subsidiaries;

•	any employee benefit plan of LSB or our subsidiaries;

•	any entity holding common stock for or pursuant to any employee benefit plan of LSB or our subsidiaries;

•	any member of the “Golsen Group”, which are (a) Jack E. Golsen, (b) his wife and children, (c) the spouse and children of Jack E. Golsen’s children, (d) the estate, executor administrator, guardian or custodian of person’s described in (a), (b) and (c) above, (e) any corporation, partnership, limited liability company, other entity or trust of which at least 80% of the voting stock, membership or equity interest (or, as to trusts, presumptive interest in principle and income) is beneficially owned by persons described in (a), (b), (c) and (d) above, and (f) certain other affiliates, or associates of the persons described in (a), (b), (c) and (d) above;

•	any person whom our board of directors determines acquired 15% or more of the common stock inadvertently (including, without limitation, (a) any person who was unaware that he, she or it was the beneficial owner of a percentage of the common stock that would otherwise cause such person to trigger the Rights or (b) such person was unaware of the extent of its beneficial ownership of common stock but had no actual knowledge of the consequences of such and had no intention on influencing control of us) and such person divests, within 10 business days from the date of the board’s determination a sufficient number of shares (or derivative common shares) so as to no longer beneficially own 15% of the common stock; or

•	any person who acquires beneficial ownership of 15% or more of the common stock solely as the result of purchases by us of common stock, unless such person shall, after such share repurchase by us, become the beneficial owner of an additional 1% or more of the then outstanding shares of our common stock.

The Renewed Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights):

•	the Rights will be transferred with and only with our common stock;

•	new common stock certificates issued after the Record Date, upon transfer or new issuance of common stock by us will contain a notation incorporating the Renewed Rights Agreement by reference; and

•	the surrender for transfer of any certificates for common stock, even without such notation (or a copy of this Summary of Rights) being attached thereto, will also constitute the transfer of Rights associated with the common stock represented by such certificate.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to the holders of record of the common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on January 4, 2019 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by us, in each case, as described below.

In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding shares of common stock at a price and on terms which a majority of certain members of the board of directors determines to be adequate and in the best interests of us, our stockholders and other relevant constituencies, other than the Acquiring Person, its affiliates and associates (a “Permitted Offer”)), each holder of a Right (except Rights which have been voided as set forth herein) will thereafter have the Right (the “Flip-In Rights”) to receive upon exercise the number of shares of common stock or of one-one hundredths of a share of Series A Preferred Stock (or, in certain circumstances, other securities of the Company) having a value (on the date such person became an Acquiring Person) equal to two times the Purchase Price of the Right.

If an acquiring company were to merge or otherwise combine with us, or we were to sell 50% or more of our assets or earning power, each Right then outstanding would “flip-over” and thereby would become a right to buy that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. The acquirer who triggered the Rights is excluded from the ability to “flip-over.” A merger or other combination would not entitle the Rights to “flip-over” if such transaction is consummated with a person or group who acquired our common stock pursuant to a Permitted Offer (as defined below), the price per share of common stock paid to all holders of common stock is not less than the price per share of common stock pursuant to the Permitted Offer, and the form of consideration offered in such transaction is the same as the form of consideration paid pursuant to the Permitted Offer. “Permitted Offer” is a tender or exchange offer for all shares of our common stock at a price and on terms that a majority of the board of directors, who are not officers or the person or group who could trigger the exercisability of the Rights, deems adequate and in our best interest and our stockholders’ best interest.

The Purchase Price payable, and the number of Series A Preferred Stock, our common stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

•	upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Series A Preferred Stock; or

•	upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of our common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the Distribution Date.

Any Rights that are beneficially owned by (a) any Acquiring Person (or any affiliate or associate of such Acquiring Person), (b) a transferee of an Acquiring Person (or any affiliate or associate thereof) who becomes a transferee after the Acquiring Person becomes such, or (c) under certain conditions, a transferee of any Acquiring Person (or any affiliate or associate thereof) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such, shall be null and void and no holder of such Rights shall thereafter have rights to exercise such Rights.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Person (or affiliate or associate of an Acquiring Person) of 50% or more of our outstanding common stock, our board of directors may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one-one hundredth of a Preferred Share (or of a share of a class or series of our preferred stock having equivalent Rights, preferences and privileges), per Right (subject to adjustment). Upon our board of directors ordering the exchange, the right to exercise the Right shall terminate and the only right thereafter shall be to receive the shares in accordance with the exchange.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at our election, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.

At any time prior to the earlier of the Distribution Date or Final Expiration Date, our board of directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”), adjusted to reflect any stock split, stock dividend or similar transaction, and payable, at the option of the Company, either in cash, shares of our common stock, or any other form of consideration deemed appropriate by our board of directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holder of Rights will be to receive the Redemption Price.

The terms of the Renewed Rights Agreement and the Rights may be amended by us without the consent of the holders of the Rights, in order to cure any ambiguity, to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions contained therein, or to make any other changes or amendments to the provisions contained therein which we may deem necessary or desirable, except that from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person or any affiliate or associate of the Acquiring Person). No amendment to the Renewed Rights Agreement or our Rights shall be made which changes the redemption price or the number of Series A Preferred Stock or shares of common stock for which a Right is exercisable or exchangeable.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of LSB, including, without limitation, the right to vote or to receive dividends.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Some provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

Our Certificate of Incorporation and Our Bylaws

Provisions of our Certificate of Incorporation and our Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our Certificate of Incorporation and Bylaws:

•	provide for the division of the Board into three classes, each class consisting as nearly as possible of one-third of the whole. The term of office of one class of directors expires each year; with each class of directors elected for a term of three years and until the stockholders elect their qualified successors.

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by a majority of directors then in office, even if less than a quorum, or by the sole remaining director;

•	provide that our Certificate of Incorporation and Bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding voting stock;

•	provide that special meetings of our stockholders may only be called by our chairman or by a majority of the directors then in office;

•	provide that the affirmative vote of the holders of not less than two-thirds of the outstanding voting stock of LSB voting as a single class shall be required for the approval or authorization of any (i) merger or consolidation of LSB with or into any other corporation, or (ii) sale, lease or exchange of all or substantially all of the assets of LSB to or with any other corporation, person or entity; provided, however, that such two-thirds voting requirement shall not be applicable if (a) LSB is merged with a corporation in which at least two-thirds of the outstanding shares of each class of stock of such corporation is owned by LSB, or (b) if a transaction described in clauses (i) or (ii) above has been approved by a vote of at least a majority of the members of the board of directors of LSB. If such two-thirds voting requirement of the outstanding voting stock of LSB shall not be applicable under the provisions of clauses (a) or (b) above, then in such event transactions specified in (i) or (ii) above shall require only such affirmative vote as is required by law, regulation or any other provision of our Certificate of Incorporation; and

•	provide that our Bylaws can be amended by our board of directors.

Limitations of Liability and Indemnification Matters

Our Certificate of Incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our Bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our Bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in Certificate of Incorporation and the indemnification agreements facilitates our ability to continue to attract and retain qualified individuals to serve as directors and officers.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Limited.

Listing

Our common stock is listed on the NYSE under the symbol “LXU.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States;

•	real estate investment trusts or regulated investment companies; and

•	persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

We do not expect to pay any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a non-U.S. corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Stock

Subject to the discussion below under “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Although a significant portion of our assets may be considered United States real property interests, we have not made a determination as to whether we are a USRPHC. However, even if we are, or were to become, a USRPHC, as long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we are, or were to become, a USRPHC and our common stock were not considered to be regularly traded on an established securities market during the calendar year in which the relevant disposition by a non-U.S. holder occurs, such holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

PLAN OF DISTRIBUTION

The selling stockholder may, from time to time, sell, transfer or otherwise dispose of any or all of its shares or interests in the shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholder may sell its shares of common stock from time to time at the prevailing market price or in privately negotiated transactions.

The selling stockholder may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholder may sell the shares at fixed prices, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholder and, at the time of the determination, may be higher or lower than the market price of our common stock on the NYSE or any other exchange or market.

The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholder may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholder and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholder and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The selling stockholder may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of its shares, including liabilities arising under the Securities Act. Under the registration rights agreement entered into with the selling stockholder, we have agreed to indemnify the selling stockholder against certain liabilities related to the sale of the common stock, including certain liabilities arising under the Securities Act. Under the registration rights agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock. All underwriting fees, discounts and selling commissions or similar fees or arrangements allocable to the sale of the shares of common stock will be borne by the selling stockholder.

The selling stockholder is subject to the applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholder. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholder may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

Under the securities laws of some states, if applicable, the securities registered hereby may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states such securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We cannot assure you that the selling stockholder will sell all or any portion of our common stock offered hereby.

Under the registration rights agreement entered into with the selling stockholder, we agreed to use our commercially reasonable efforts to keep the registration statement of which this prospectus constitutes a part continuously effective under the Securities Act until the earlier of (a) December 4, 2025 and (b) the date that all Registrable Securities (as such term is defined in the registration rights agreement) covered by this registration statement have ceased to be Registrable Securities.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Dallas, Texas.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2015, and Current Report on Form 8-K filed August 26, 2016, and the effectiveness of our internal control over financial reporting as of December 31, 2015, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Certain estimates of the oil and gas reserves and future net cash flows of certain oil and natural gas properties located in Wyoming County, Pennsylvania of Zena Energy, L.L.C, a subsidiary of the Company, incorporated by reference in this prospectus were based upon an engineering report prepared by Pinnacle Energy Services L.L.C., independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

We also make available free of charge on our internet website at www.lsbindustries.com our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means we can disclose important information to you without actually including the specific information in this prospectus by referring to those documents. The information incorporated by reference is an important part of this prospectus.

If information in incorporated documents conflicts with information in this prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. We incorporate by reference the documents listed below.

•	our annual report on Form 10-K for the year ended December 31, 2015;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2016;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2016;

•	our current reports on Forms 8-K and 8-K/A filed with the SEC on January 7, 2016, January 8, 2016, January 21, 2016, February 25, 2016, March 1, 2016, March 7, 2016, March 9, 2016, May 10, 2016, May 13, 2016, May 18, 2016, June 6, 2016, July 8, 2016, August 2, 2016, August 9, 2016, August 12, 2016, August 23, 2016, August 26, 2016, September 13, 2016 and October 4, 2016;

•	the information specifically incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2015 from our Definitive Proxy Statement on Schedule 14A filed on April 29, 2016; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed on October 24, 2008 including any amendments or reports filed for the purpose of updating the description.

We will provide a copy of these filings (including certain exhibits that are specifically incorporated by reference therein) to each person, including any beneficial owner, to whom a prospectus is delivered. You may request a copy of any or all of these filings at no cost, by writing or calling us at:

16 South Pennsylvania Avenue

Post Office Box 754

Oklahoma City, Oklahoma 73101

(405) 235-4546

Attention: Michael J. Foster

mfoster@lsbindustries.com

Copies of certain information filed by us with the SEC, including our annual report and quarterly reports, are also available on our website at www.lsbindustries.com. Information contained on our website or that can be accessed through our website is not incorporated by reference herein.

You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.

4,069,324 Shares

LSB INDUSTRIES, INC.

Common Stock

Prospectus

October 27, 2016